SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 12, 2003

Claude Resources Inc. (Translation of registrant’s name into English)

200, 224 - 4th Ave. S Saskatoon, SK S7K 5M5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

Form20-F |X| Form40-F |_|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Claude Resources Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 12, 2003 Claude Resources Inc.

By: /s/ Val Michasiw Val Michasiw Secretary / Treasurer

December 12, 2003

Claude Resources to Trade on American Stock Exchange Starting December 15, 2003

Claude Resources Inc. (Claude) is pleased to announce that its common stock is expected to commence trading on the American Stock Exchange (AMEX) under the ticker symbol CGR on December 15, 2003. The Company’s common stock will also continue to trade on The Toronto Stock Exchange (TSX) under the symbol CRJ.

“We are very pleased to move to a senior U.S. exchange,” said Bill MacNeill, Chairman of the Board. “We are anticipating that the AMEX will provide our shareholders with a more liquid market and expose Claude to a broader spectrum of U.S. investors.”

Brendan E. Cryan and Company LLC will be the AMEX specialist for CGR. The Company’s CUSIP number remains the same and there is no need for shareholders to exchange their certificates or those held in street name.

This release includes certain statements that may be deemed to be “forward-looking” statements within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements released, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although Claude believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Claude does not undertake any responsibility to update the forward-looking statements in the future.

For further information please contact:
Neil McMillan President Phone: (306) 668-7505 Fax: (306) 668-7500 e-mail: clauderesources@clauderesources.com

Renmark Financial Communications Inc.
Tel: (514) 939-3989 Fax: (514) 939-3717 www.renmarkfinancial.com Neil Murray-Lyon: nmurraylyon@renmarkfinancial.com Edith English: eenglish@renmarkfinancial.com